August 25, 2017

Kathryn Jacobson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:    Cross Country Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 3, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 4, 2017
File No. 000-33169

Dear Ms. Jacobson:

Thank you for your letter dated August 14, 2017 regarding Cross Country Healthcare, Inc. (“Cross Country”, “We” or “Our”) and its annual report on Form 10-K for the year ended December 31, 2016, as well as our quarterly report on Form 10-Q for the period ended June 30, 2017. Our responses to your comments are included below.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 30

We note that your Physician Staffing segment revenue has continued to decline over the past three years and that it has increasingly constituted a smaller percentage of total revenue (2014=20%; 2015=15%; 2016=12%). In future filings, please discuss whether this is indicative of a negative trend in your results of operations and address the reason underlying the lower volume of physician staffing days filled for this segment in recent years.

Response:
In response to the staff’s comment, we will in future filings include additional disclosure as follows:

We shall add commentary on the change in mix of revenue for the company during the periods presented to Item 7. Business Overview. In general, such commentary will address the organic growth and recent acquisitions within our Nurse and Allied segment, as well the underperformance of our Physician Staffing segment.
Additionally, we will expand our discussion on the volume of days filled within the Segment Comparison section to include the drivers for the change in the volume of days filled. The primary reasons for the decline in prior periods have been operational in nature resulting in fewer physicians out on billing. For example, we made changes in leadership, implemented new technologies, made investments in revenue-producing headcount, and made changes in the compensation structures for revenue-producing

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com

Cross Country Healthcare, Inc.                                    Page 2

employees. However, we believe the underlying market for Physician Staffing continues to be strong and, as noted in the Segment Comparison section of our second quarter Form 10-Q for the period ended June 30, 2017, the volume of days filled grew by 5.1% over the prior year.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Condensed Consolidated Statements of Operations, page 2

We note that your presentation of gross profit is based on cost of services which excludes depreciation and amortization expense in its calculation. Please present a gross profit measure that allocates the appropriate amount of depreciation and amortization expense to cost of services. Alternatively, delete the gross profit line item and revise the description of the cost of services line to make it clear that it excludes depreciation and amortization expense. Refer to SAB Topic 11-B. Further comply with these comments in your Form 8-K.

Response:
We acknowledge that SAB Topic 11-B applies and in future filings, the Company will no longer subtotal and present a gross profit line item on its statements of operations. Further, the Company will revert to its previous presentation with the line item description of “Direct operating costs” and shall add a statement in its summary of significant accounting policies that it excludes any depreciation and amortization expense.

If you have any questions regarding the foregoing, please do not hesitate to call me at (561) 237-2555 or, in my absence, Susan Ball, General Counsel, at (800) 440-5790.

Sincerely,

/s/ William J. Burns
William J. Burns
Chief Financial Officer

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com